BAYFIRST FINANCIAL CORP.

November 10, 2021

Securities and Exchange Commission

Division of Corporation Finance

Attention: Jessica Livingston and David Lin

Re:	BayFirst Financial Corp. Registration Statement on Form S-1

Filed May 11, 2021, as amended, File No. 333-256009

Ladies and Gentlemen:

Pursuant to the provisions of 12 CFR Section 230.461, BayFirst Financial Corp., a Florida corporation, hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it becomes effective on November 12, 2021, at 8:00 a.m., or as soon as practicable thereafter or at such later time as we or our counsel may orally request. When the Registration Statement has been declared effective, please confirm that with our counsel, Richard Pearlman of Igler and Pearlman, P.A., at (850) 445-5564.

We thank you for your consideration of the foregoing.

Sincerely,

IGLER AND PEARLMAN, P.A.

/s/ Robin L. Oliver

Robin L. Oliver
Chief Financial Officer